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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2002 (MM/DD/YY) AND ENDING May 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equities Trading Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Bayard Street
(No. and Street)

RECD S.E.C. JUL 30 2003 510

New York, (City) N.Y. (State) 10013-4859 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen M. Cuomo (212) 267-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route One, (Address) Iselin, (City) N.J. (State) 08830 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen M. Cuomo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equities Trading Corporation, as of May 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOHN CHIN
Notary Public, State of New York
No. 01CH6066904
Qualified in Kings County
Commission Expires November 26, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



EQUITIES TRADING CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2003

EQUITIES TRADING CORP.

FINANCIAL STATEMENT

MAY 31, 2003

TABLE OF CONTENTS

ACS & Co. Acquavella, Chiarelli, Shuster & Co., LLP

Certified Public Accountants

517 Route One
Iselin, NJ 08830
732 . 855 . 9600
FAX 732 . 855 . 9559

Member
American Institute of
Certified Public Accountants
Quality Review Division

New Jersey State Society of
Certified Public Accountants

New York State Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of **Equities Trading Corp.**:

We have audited the accompanying statement of financial condition of **Equities Trading Corp.** (the "Company") as of May 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of **Equities Trading Corp.** as of May 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster & Co., LLP

Iselin, NJ
July 15, 2003

EQUITIES TRADING CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2003

ASSETS

Cash and cash equivalents	$104,681
Deposit with clearing firm	50,017
Receivable from clearing broker	10,251
Securities owned	13,150
Other assets	24,571
Total assets	$202,670

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 6,033
Loans payable	69,400
Total liabilities	75,433
Shareholders' equity:	
Preferred stock $100 par value, 4,000 shares authorized, 740 shares issued and outstanding	74,000
Common stock $1 par value, 12,000 shares authorized, 8,000 shares issued and outstanding	8,000
Additional paid-in capital	9,450
Retained earnings	35,787
Total shareholders' equity	127,237
Total liabilities and shareholders' equity	$202,670

EQUITIES TRADING CORP.

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED MAY 31, 2003

1. **Organization and Nature of Business**

Equities Trading Corp. (the "Company") was incorporated in the State of New York in June 1985 and commenced operations in February of 1986. The Company acts as a broker, executing transactions for customers and forwarding all such transactions to other broker-dealers and clearing brokers on a fully disclosed basis. The Company does not hold funds or securities for customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

2. **Summary of Significant Accounting Policies**

a) Commissions

The Company executes all of its customer trades through other member firms and records all securities transactions on a trade-date basis. The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

b) Income Taxes and Deferred Income Taxes

The Company is liable for federal state and local taxes as applicable. As of May 31, 2002 the Company had a net operating loss carry forward of $20,209 for both state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently inacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

c) Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

EQUITIES TRADING CORP.

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED MAY 31, 2003

3. **Clearing Firm Deposits**

The clearing firm deposits account consists of shares of money-market funds.

4. **Receivable from Clearing Broker**

The receivable from clearing broker is from commissions earned and is unsecured. Interest is paid on funds on deposit at fluctuating rates.

5. **Securities Owned**

The Company owns 500 common stock shares of the NASDAQ Stock Market, Inc. ("NASDAQ") together with warrants to purchase an additional 800 shares of NASDAQ. These stocks and warrants are recorded at fair market value. Management has elected to classify these equity securities as trading types, accordingly the unrealized loss of $3,650 for the period from June 1, 2002-May 31, 2003 is reported in the statement of operations. The warrants are exercisable as follows:

Exercisable on or after	Void after	Exercise price
June 28, 2002	June 27, 2003	$13.00
June 30, 2003	June 25, 2004	$14.00
June 28, 2004	June 27, 2005	$15.00
June 28, 2005	June 27, 2006	$16.00

As of May 31, 2003, none of the warrants were exercised.

6. **Preferred Stock**

The preferred stock entitles the holders to receive a cumulative dividend at the rate of 5 percent per annum of the par value of the preferred stock of the Company, payable annually, when, and if declared by the Board of directors, before any dividend shall be set apart or paid to the holders of the common stock.

EQUITIES TRADING CORP.

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED MAY 31, 2003

6. **Preferred Stock (continued)**

As of May 31, 2003, accumulated dividends in arrears due to preferred shareholders are as follows:

		Amount
Year Ending May 31,	1999	$ 3,700
	2000	3,700
	2001	3,700
	2002	3,700
	2003	3,700
	Total	$18,500

In case of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any amount shall be paid to the holders of the common stock, the holder of the preferred stock shall be entitled to $100 per share and the dividends accumulated or declared and unpaid thereon, but shall not participate in any further distribution of the assets of the Company. The preferred stock may, at the option of the holder be converted to common shares of the Company at the rate of one common share for each preferred share tendered. The Company may redeem or purchase all or part of its preferred stock by paying to the holders the sum of the par value of each share plus the accumulated dividend per share. Preferred shareholders have limited voting rights.

7. **Rule 15c3-3**

The Company is exempt from the provisions of rule 15c3-3 under paragraph (k)(2)(a) in that the Company carries no margin accounts, promptly transmits all customer refunds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2003 the Company had net capital of $93,761, which was $43,761 in excess of its required net capital of $50,000. The Company's net capital ratio was .80 to 1.

EQUITIES TRADING CORP.

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED MAY 31, 2003

9. **Concentrations of Credit Risk**

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts business.

As of May 31, 2003, there was no significant customer accounts having debit balances which presented any risk nor was there any significant exposure with any other transaction conducted with any other broker.

10. **Commitment**

The Company signed a five-year lease on its office space that expires in the year 2004. The monthly office rent is $2,500 through October 31, 2003. Future minimum rent payments are as follows:

Year Ended May 31, 2004	$31,900
From June 1, 2004 - October 31, 2004	13,500
Total	$45,400

11. **Loan Payable**

The Company received a disaster recovery loan from the Small Business Administration in the amount of $69,400. The loan provides for monthly installments of principal and interest, which will begin in February 2004. Interest is accruing on the loan at the rate of 4% per annum. The balance of the principal and interest will be payable 9 years from the date of the note. The loan is guaranteed by the president of the Company and is secured by the deed of trust on property owned by the president.

EQUITIES TRADING CORP.

NOTES TO FINANCIAL STATEMENT

FOR THE YEAR ENDED MAY 31, 2003

11. **Loan Payable (continued)**

In exchange for this guarantee, the president became a preferred creditor of the company with priority over all preferred and common stock holders. The company also agreed to reimburse the president for excess insurance premiums on the property. Future minimum payments on these loans are as follows:

Fiscal Year Ending May 31,	2004	$ 2,853
	2005	11,412
	2006	11,412
	2007	11,412
	Later years	32,311
	Total	$69,400

12. **Retirement Plan**

The Company has a discretionary profit-sharing covering substantially all of its employees. Profit-sharing expense is funded through annual contributions to the plan.

13. **Other Income**

Other income consists of grants made to the Company and insurance recoveries as a result of the September 11, 2001 terrorist attacks on the World Trade Center.